EXHIBIT 21.1
List of GreenHunter Energy, Inc. Subsidiaries
1.	GreenHunter BioFuels, Inc., a Texas corporation

2.	GreenHunter BioPower, Inc., a Delaware corporation

3.	GreenHunter Wind Energy, LLC, a Wyoming limited liability corporation